September 7,
2018

Xiaoping Chen
Chairman and Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220, PRC

        Re: Viomi Technology Co., Ltd
            Registration Statement on Form F-1
            Filed on August 28, 2018
            File no. 333-227063

Dear Mr. Chen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed on August 28, 2018

Our dual class share structure with different voting rights will limit your ability to influence corporate matters..., page 51

1. We note that you have adopted a dual-class share structure with different voting rights that will become effective upon completion of the offering. Please discuss why the Board determined to adopt this dual-class structure in connection with the company's initial public offering.
2. To provide further context regarding how your dual-class structure will operate in practice, please discuss the following:
 Xiaoping Chen
FirstName LastNameXiaoping Chen
Viomi Technology Co., Ltd
Comapany 7, 2018
September NameViomi Technology Co., Ltd
September 7, 2018 Page 2
Page 2
FirstName LastName

             the percentage of outstanding shares that the Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
             whether the company may issue additional Class B ordinary shares and how this may further dilute the holders of Class A ordinary shares and ADSs; the circumstances under which the Class B ordinary shareholders may convert their
             shares to Class A ordinary shares or are required to convert their Class B ordinary shares; and
             the resulting impact of the conversion of Class B ordinary shares on holders of Class
             A ordinary shares and ADSs, including dilution and lowering of the aggregate voting power of the Class B shareholders, but the increase of the relative voting power of individual Class B ordinary shareholders who retain their shares.


3. To the extent that Mr. Chen and/or the other Class B shareholders will have complete control over the outcome of matters put to a vote of shareholders, please make this clear in the risk factor heading and disclosure.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices..., page 58

4. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act
         Rules Compliance and Disclosure Interpretation 203.17.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Xiaoping Chen
Viomi Technology Co., Ltd
September 7, 2018
Page 3

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameXiaoping Chen                           Sincerely,
Comapany NameViomi Technology Co., Ltd
                                                          Division of
Corporation Finance
September 7, 2018 Page 3                                  Office of
Telecommunications
FirstName LastName